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SECURITIES AP
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC MAIL RECE... PROCESSING
MAR 2 2015
WASH. D.C. SECTION
201

SEC FILE NUMBER
8-24075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2014___ AND ENDING___December 31, 2014___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews & Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___521 President Clinton Ave, Suite 800___
(No. and Street)

___Little Rock___   ___Arkansas___   ___72201___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe P. Bumpers   Chief Financial Officer   501-978-8650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___FROST, PLLC.___
(Name – if individual, state last, first, middle name)

___425 West Capitol Ave.___ ___Suite 3300___ ___Little Rock___ ___Arkansas___ ___72201___
(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 06 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Joe P. Bumpers_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Crews & Associates, Inc._____ , as of ___December 31_____, 20 _14_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

Jacque Anita Handy
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Crews&Associates
Member First Security Bancorp

CREWS & ASSOCIATES, INC.

December 31, 2014

Statement of Financial Condition

With

Report of Independent Registered Public Accounting Firm

521 President Clinton Ave, Suite 800
Little Rock, Arkansas 72201
501-907-2000
Member SIPC & FINRA

Pursuant to Rule 17a-5 of the Securities and Exchange Commission the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2014 is available for examination at the principal office of the Company, and at the Fort Worth, Texas regional office of the Commission.

Table of Contents



FROST,PLLC
Certified Public Accountants
Relationships backed by performance.

Report of Independent Registered Public Accounting Firm

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the statement of financial condition.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2.a. to the financial statements, the Company's securities transactions are reflected in the accompanying statement of financial condition on a settlement date basis. Our opinion is not modified with respect to this matter.

Frost, PLLC

Independent Registered Public Accounting Firm

Little Rock, Arkansas
February 26, 2015

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410
15255 North 40th Street, Suite 149 | Phoenix, Arizona 85032 | 602.765.3089

Frost, PLLC is an independent member firm of Moore Stephens North America

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2014

Assets

Cash (including $1,017,043 segregated under federal regulation)	$ 9,837,161
Receivables from	
Broker-dealers and clearing organizations	1,883,172
Customers	502,790
Marketable securities, at fair value	32,211,649
Furniture, equipment and leasehold improvements, net	2,138,780
Net deferred tax asset	5,982,847
Cash surrender value of life insurance policies	16,937,031
Employee loans receivable and covenants not to compete, net	693,256
Goodwill	772,574
Note receivable	300,000
Other assets	1,278,795
Total assets	$ 72,538,055

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 97,525
Customers	60,761
Accounts payable, accrued expenses and other liabilities	3,890,493
Nonqualified deferred compensation	16,613,479
Income taxes payable	253,138
Total liabilities	20,915,396
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares	
authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	48,783,540
Total stockholder's equity	51,622,659
Total liabilities and stockholder's equity	$ 72,538,055

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

December 31, 2014

1. **Description of Business**

Crews & Associates, Inc. (the "Company" or "Crews") is a full service, self-clearing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Crews securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Huntington Bank and Depository Trust Company ("DTC"). These securities are segregated in accordance with the rules and regulations of the SEC.

2. **Summary of Significant Accounting Policies**

   a. **Securities recognition** – Securities transactions in regular-way trades and securities transactions that have not reached their contractual settlement date are recorded on the settlement date. Generally accepted accounting principles require that regular-way trades be reported on a trade date basis. If the Company had recorded its regular-way trades on a trade date basis, the balances as reported in the statement of financial condition would have been as follows:

	Settlement Date	Change	Trade Date
Net receivables for unsettled trades	$ -	$ 3,720,110	$ 3,720,110
Marketable securities, at fair value	$ 32,211,649	$ (3,720,110)	$ 28,491,539

   Management has determined the difference between recognition on a settlement date instead of the trade date is not material to the statement of financial condition or the computation of net capital.

   b. **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value.

   c. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the respective lease term.

   d. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2014.

   e. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2014. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-10, "Goodwill and Other Intangible Assets," whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual evaluation of goodwill during 2014 and concluded that there were no impairment indicators present.

2. **Summary of Significant Accounting Policies** (cont.)

f. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from two to six-year periods and are unsecured. Gross original agreements were $705,652, net of accumulated amortization of $12,396, at December 31, 2014. Future amortization expenses related to these agreements are as follows:

2015	$	184,609
2016		103,792
2017		103,459
2018		103,459
2019		197,937
	$	693,256

g. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and requires the impact of a tax position to be recognized in the statement of financial condition if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2011. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company did not have any interest or penalties accrued at December 31, 2014.

h. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

i. **Advertising** – Advertising costs, included in communications and advertising expenses, are expensed as incurred.

j. **Use of estimates** – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying statement of financial condition are based upon management's evaluation of the relevant facts and circumstances as of the date of the statement of financial condition. However, actual results may differ from the estimates and assumptions used in the accompanying statement of financial condition.

2.   **Summary of Significant Accounting Policies** (cont.)

k.   **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

2. **Summary of Significant Accounting Policies** (cont.)

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

l. **Recent accounting pronouncements** – In January 2014, the FASB issued Accounting Standards Update ("ASU") 2014-02, "Intangibles – Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council)." ASU 2014-02 gives an entity, which is not a public business, the option to amortize goodwill over 10 years or less than 10 years if the entity demonstrates that another useful life is more appropriate and requires goodwill impairment testing only when triggering events occur. ASU 2014-02 is effective for annual periods beginning after December 15, 2014. Early application is permitted, including application to any period for which the entity's annual or interim statement of financial condition have not yet been made available for issuance. The Company is evaluating the application of ASU 2014-02 and the effect it will have on the Company's statement of financial condition, if adopted.

3. **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While no balance was required based on the regulatory calculation, the Company maintained $1,017,043 in the special reserve bank account at December 31, 2014.

4. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2014.

At December 31, 2014, receivables from customers consisted of $357,358 from institutional firms and $145,432 from retail customers. Payables consisted of $52,204 to institutional firms and $8,557 to retail customers. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

Marketable securities consist of the following trading securities, stated at fair market values:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
State and municipal government obligations	$ 28,067,316	$ 31,924	$ (1,038,578)	$ 27,060,662
U.S. Government obligations	2,333,400	170	(11)	2,333,559
Corporate obligations	1,344,162	2	(300)	1,343,864
Certificates of deposit	454,768	-	(864)	453,904
Other	1,493,787	-	(474,127)	1,019,660
	$ 33,693,433	$ 32,096	$ (1,513,880)	$ 32,211,649

6. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$ 878,311
Furniture and equipment	6,256,510
	7,134,821
Accumulated depreciation	(4,996,041)
Furniture, equipment and leasehold improvements, net	$ 2,138,780

7. **Notes Receivable**

At December 31, 2014, the Company had a note receivable from a third party with a principal balance of $300,000. The principal balance plus accrued interest (5.0% annually) is due on or before March 15, 2015. The note is unsecured.

8. **Short-Term Borrowings**

At December 31, 2014, the Company had a $20,000,000 line of credit agreement with a bank, with no outstanding balance at year end. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus .80% (0.99% at December 31, 2014), matures in June 2015 and is collateralized by marketable securities owned by the Company.

At December 31, 2014, the Company had a $30,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance at year end. The revolving line of credit agreement bears interest at a fixed rate (4.25% at December 31, 2014), matures in April 2015 and is uncollateralized.

At December 31, 2014, the Company had a $10,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit agreement bears interest at the greater of 3.25% or the Wall Street Journal Prime Rate (3.25% at December 31, 2014), matures in May 2015 and is uncollateralized.

As of December 31, 2014, the Company had no outstanding obligations that were subordinated to claims of general creditors.

9. **Income Taxes**

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	
Nonqualified deferred compensation	$ 6,516,638
Covenants not to compete	84,190
Other	168,544
Total deferred tax assets	6,769,372
Deferred tax liabilities	
Accumulated depreciation	361,075
Goodwill	222,231
Prepaids	156,541
Other	46,678
Total deferred tax liabilities	786,525
Net deferred tax asset	$ 5,982,847

10. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2014:

	Lease Commitments	Less Sub-lease	Net Lease Commitments
2015	$ 1,086,585	$ (56,210)	$ 1,030,375
2016	1,090,394	(18,797)	1,071,597
	$ 2,176,979	$ (75,007)	$ 2,101,972

The Company leases its office space from the Parent.

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts.

Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2014, the Company had no firm commitments to purchase or sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

11. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2014, Crews had an aggregate indebtedness to net capital ratio of 0.59 to 1 with $35,171,260 of regulatory net capital, which was $33,776,834 in excess of the required minimum regulatory net capital of $1,394,426.

12. **Related Party Transactions**

The Company controls customer deposits of approximately $85,547,000 held in a trust on customers behalf at a bank that is a subsidiary of the Parent at December 31, 2014. The Company also had a $30,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2014.

Notes to Statement of Financial Condition

December 31, 2014

13. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2014 was 3.45% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $16,937,031 as of December 31, 2014. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying statement of financial condition was $16,613,479 at December 31, 2014.

14. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company.

15. **Fair Value of Financial Instruments**

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities				
State and municipal government obligations	$ -	$ 25,810,834	$ 1,249,828	$ 27,060,662
U.S. Government obligations	-	2,333,559	-	2,333,559
Corporate obligations	-	1,343,864	-	1,343,864
Certificates of deposit	-	453,904	-	453,904
Other	-	5,537	1,014,123	1,019,660
	-	29,947,698	2,263,951	32,211,649
Cash surrender value of life insurance policies	-	16,937,031	-	16,937,031
Total assets at fair value	$ -	$ 46,884,729	$ 2,263,951	$ 49,148,680
Liabilities				
Nonqualified deferred compensation liabilities	$ -	$ 16,613,479	$ -	$ 16,613,479
Total liabilities at fair value	$ -	$ 16,613,479	$ -	$ 16,613,479

Notes to Statement of Financial Condition

December 31, 2014

15. **Fair Value of Financial Instruments** (cont.)

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - January 1, 2014	$ 8,017,731	$ 1,802,184	$ 1,588,845	$ 11,408,760
Total realized gains (losses) - included in earnings	23,045	145,495	1,246,327	1,414,867
Purchases	26,156,882	15,573,731	5,459,334	47,189,947
Sales	(32,947,830)	(17,521,410)	(7,280,383)	(57,749,623)
Transfers in and/or out of Level III	-	-	-	-
Balances - December 31, 2014	$ 1,249,828	$ -	$ 1,014,123	$ 2,263,951

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal obligations	$ 1,249,828	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	5% - 8% coupon 6.3% weighted-average 2 - 21 year maturity 11.8 year weighted-average
Corporate obligations	-	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	0% coupon 0% weighted average 0 year maturity
	-	Collateral analysis	Valuation of underlying collateral and convertibility of assets	0 year weighted-average
Other marketable securities	1,014,123	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	3% coupon 3.3% weighted-average 10 year maturity 10.0 year weighted-average

16. **Subsequent Events Evaluation Date**

The Company evaluated the events and transactions subsequent to its December 31, 2014 statement of financial condition date and determined there were no significant events to report through February 26, 2015, which is the date the Company issued its statement of financial condition.